SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                SCHEDULE 13E-4/A
                                (Amendment No. 3)

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                           MAXCOR FINANCIAL GROUP INC.
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                                (Name of Issuer)


                           MAXCOR FINANCIAL GROUP INC.
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                      (Name of Person(s) Filing Statement)


                  (1) Redeemable Common Stock Purchase Warrants
             (2) Series B Redeemable Common Stock Purchase Warrants
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                         (Title of Class of Securities)


                                 (1) 57772G 118
                                 (2) 57772G 126
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                      (CUSIP Number of Class of Securities)


                             Roger E. Schwed, Esq.,
                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)


                                October 16, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)







                                Page 1 of 7 pages
                         The Exhibit Index is on Page 4

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     This  Amendment  No. 3 amends  and  supplements  the  Issuer  Tender  Offer
Statement on Schedule 13E-4 (the "Statement") filed electronically on October 16, 1997 with the Securities and Exchange Commission by Maxcor Financial Group Inc. ("Company") in connection with its offer to issue shares of its Common Stock in exchange for all of the outstanding (i) Redeemable Common Stock Purchase Warrants and (ii) Series B Redeemable Common Stock Purchase Warrants of the Company (collectively, "Warrants") upon the terms and subject to the conditions set forth in the Company's prospectus dated October 16, 1997 and related Letter of Transmittal.

     This Amendment is being filed to report the Company's issuances of two Press Releases announcing on each occasion brief extensions of the Exchange Offer and a third Press Release, issued today, accepting all of the Warrants validly tendered and not withdrawn in the Exchange Offer. Copies of the Press Releases are attached hereto as Exhibits 99.9(a)(xi), 99.9(a)(xii) and 99.9(a)(xiii), respectively, and are incorporated herein by reference. A final amendment to the Statement will be filed no later than December 2, 1997, to report the final, definitive number of Warrants validly tendered, not withdrawn and accepted pursuant to the Exchange Offer (taking into account deliveries made pursuant to notices of guaranteed delivery). Only those items of the Statement that are amended and supplemented hereby are included herein.

Item 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 9 of the Statement is hereby amended and supplemented by adding the following information:

                  (a)(xi)    Text of Press Release dated November 14, 1997.
                  (a)(xii)   Text of Press Release dated November 17, 1997.
                  (a)(xiii)  Test of Press Release dated November 17, 1997.


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                                    SIGNATURE


         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                      MAXCOR FINANCIAL GROUP INC.





                                      By:      /s/ Gilbert Scharf
                                         --------------------------------------
                                         Gilbert Scharf, Chairman of the Board,
                                         Chief Executive Officer and President

Date:    November 17, 1997








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                                  EXHIBIT INDEX




Exhibit No.          Description                                       Page

99.9(a)(xi)          Text of Press Release dated November 14, 1997       5
99.9(a)(xii)         Text of Press Release dated November 17, 1997       6
99.9(a)(xiii)        Text of Press Release dated November 17, 1997       7




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